

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Ivo Heiden
Chief Executive Officer
Kinder Holding Corp.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

> **Re: Kinder Holding Corp.**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 12, 2014**
> **File No. 000-55320**

Dear Mr. Heiden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 3

Reduced Liquidity or Illiquidity of our Common Stock Securities, page 5

1. We note your statement that "[y]our common stock trades from time to time on the OTC markets." We also note your disclosure that there is currently no active trading market for your common stock. Please explain or revise your disclosure, as appropriate.

Item 1A. Risk Factors, page 9

The Company's sole officer and director may allocate his time…, page 10

2. We note your response to comment 8 in our letter dated December 4, 2014 and your amended disclosure. Please further clarify whether Mr. Heiden owes fiduciary duties to any non-reporting companies. Please also revise your disclosure on page 21 to include

the name of the other business endeavors with which Mr. Heiden is currently involved, as well as his principal occupation with such businesses. Please see Item 402(e) of Regulation S-K.

Item 2. Financial Information, page 18

Liquidity and Capital Resources, page 18

3. We note your response to comment 9 in our letter dated December 4, 2014 and your amended disclosure. Please state, in this section and the risk factor section, as appropriate, how long the company would be able to continue as a going concern without interim funding from the CEO or an affiliate. Please also provide further details regarding Mr. Heiden's resource commitment to your operations, including the basis for your belief that you can continue as a "going concern without obtaining additional working capital for at least three to five years." Further, please disclose whether the company plans on repaying any loans received from Mr. Heiden or any affiliated party. If so, please discuss the material terms of such repayment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director